Exemption File No. 82-5006

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

09047487

Date: 9 December 2009

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

2009 DEC 14 A 8:13

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 9 December 2009 which was released to The Stock Exchange of Hong Kong Limited on 9 December 2009 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Dora Chow
Assistant Company Secretary

Encl.

E:\stephanie\cos\Changchun SL Hotel\share trans and WFOE\ltr to USSEC.doc

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

CONNECTED TRANSACTIONS RELATING TO THE ACQUISITION OF 10% EQUITY INTEREST IN CHANGCHUN SHANGRI-LA HOTEL CO., LTD. AND JILIN PROVINCE KERRY REAL ESTATE DEVELOPMENT LTD

The board of directors of SA announces that, on 9 December 2009, Kerry Jilin, an indirect wholly-owned subsidiary of SA, entered into (a) the SLCC Share Transfer Agreement with Ji Union, pursuant to which Ji Union has agreed to sell and Kerry Jilin has agreed to acquire a 10% equity interest in SLCC at a consideration of RMB38,000,000; and (b) the JPKRED Share Transfer Agreement with Ji Union, pursuant to which Ji Union has agreed to (i) sell to Kerry Jilin a 10% equity interest in JPKRED at a price of RMB7,139,400, and (ii) transfer to Kerry Jilin at face value the shareholder's loan in the amount of RMB2,500,000 advanced by Ji Union to JPKRED.

Following completion of the Transactions, SLCC and JPKRED will become indirect wholly-owned subsidiaries of SA.

Immediate prior to the entering into of the SLCC Share Transfer Agreement and the JPKRED Share Transfer Agreement, Ji Union, being a substantial shareholder of SLCC and JPKRED, is a connected person of SA and hence, the Transactions constitute connected transactions for SA under the Listing Rules.

As the applicable aggregate percentage ratios for the Transactions exceed 0.1% but are less than 2.5%, the Transactions are only subject to the reporting and announcement requirements by SA and are exempt from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules. Details of the Transactions will be included in the next published annual report and accounts of SA in accordance with the requirements of the Listing Rules.

INTRODUCTION

On 9 December 2009, Kerry Jilin, an indirect wholly-owned subsidiary of SA, entered into (a) the SLCC Share Transfer Agreement with Ji Union, pursuant to which Ji Union has agreed to sell and Kerry Jilin has agreed to acquire a 10% equity interest in SLCC at a consideration of RMB38,000,000; and (b) the JPKRED Share Transfer Agreement with Ji Union, pursuant to which Ji Union has agreed to (i) sell to Kerry Jilin a 10% equity interest in JPKRED at a price of RMB7,139,400, and (ii) transfer to Kerry Jilin at face value the shareholder's loan in the amount of RMB2,500,000 advanced by Ji Union to JPKRED.

Following completion of the Transactions, Kerry Jilin will increase its interest in each of SLCC and JPKRED from 90% to 100% and therefore, SLCC and JPKRED will become direct wholly-owned subsidiaries of Kerry Jilin.

Summaries of the main terms of the SLCC Share Transfer Agreement and the JPKRED Share Transfer Agreement are set out as follows:

THE SLCC SHARE TRANSFER AGREEMENT

Date: 9 December 2009

Parties:

(i) Ji Union as seller; and

(ii) Kerry Jilin as purchaser.

Interest to be acquired: 10% equity interest in SLCC

Consideration: The consideration is RMB38,000,000, based on valuation as at 31 August 2009 and arm's length negotiation, and shall be payable in cash within 10 days from the fulfillment of all conditions of the SLCC Share Transfer Agreement.

Conditions precedent: The SLCC Share Transfer Agreement is conditional upon (among other things):

(a) completion of all procedures for SA as required by the Listing Rules;

(b) all necessary approvals from the relevant PRC authorities for the transfer of 10% equity interest in SLCC and the conversion of SLCC into a wholly foreign-owned enterprise; and

(c) the conditions of the JPKRED Share Transfer Agreement being fulfilled.

THE JPKRED SHARE TRANSFER AGREEMENT

Date: 9 December 2009

Parties:

(i) Ji Union as seller; and

(ii) Kerry Jilin as purchaser.

Interest to be acquired: 10% equity interest in JPKRED and a shareholder's loan in the amount of RMB2,500,000 advanced by Ji Union to JPKRED

Consideration: The aggregate consideration is RMB9,639,400 representing:

(1) RMB7,139,400 for the 10% equity interest in JPKRED (based on valuation as at 31 October 2008 and arm's length negotiation);

(2) RMB2,500,000 for the shareholder's loan in the amount of RMB2,500,000 advanced by Ji Union to JPKRED (based on the face value of the shareholder's loan).

The aggregate consideration of RMB9,639,400 shall be payable in cash within 30 days from the fulfillment of all conditions of the JPKRED Share Transfer Agreement.

Conditions precedent: The JPKRED Share Transfer Agreement is conditional upon all necessary approvals from the relevant PRC authorities for the transfer of 10% equity interest in and shareholder's loan of RMB2,500,000 advanced to JPKRED, and the conversion of JPKRED into a wholly foreign-owned enterprise.

FINANCIAL EFFECTS OF THE TRANSACTIONS

It is currently expected that the consideration will be funded by the SA Group from its internal cash reserves and/or external bank borrowings. SA is not able to ascertain the proportion between internal cash reserves and external bank borrowings at this stage. The funding requirement for the Transactions is not expected to have any material impact on the SA Group.

REASONS FOR THE TRANSACTIONS

SLCC operates the Hotel and JPKRED owns the land where the Hotel is constructed. SA considers that the buyout of SLCC and JPKRED is a good opportunity for the SA Group to obtain a full control of the two companies at a reasonable price considering the general increasing trend of property price in Mainland China.

The SA Directors (including the independent non-executive SA Directors) consider that the SLCC Share Transfer Agreement and the JPKRED Share Transfer Agreement are on normal commercial terms which were arrived at after arm's length negotiations, in the ordinary and usual course of business of SA, and the terms of which are fair and reasonable and in the interests of the shareholders of SA as a whole.

INFORMATION ABOUT KERRY JILIN, SLCC AND JPKRED

Kerry Jilin is an investment holding company and an indirect wholly-owned subsidiary of SA. Immediate prior to the entering into of the SLCC Share Transfer Agreement and the JPKRED Share Transfer Agreement, Kerry Jilin holds a 90% interest in each of SLCC and JPKRED.

SLCC is a sino-foreign equity joint venture company incorporated in the PRC in 1993 with principal activity of operating the Hotel. As at the date of the SLCC Share Transfer Agreement, the registered capital of SLCC is RMB167,000,000, and Ji Union has contributed RMB16,700,000 as registered capital of SLCC. SLCC has no subsidiary. As at 31 December 2008, the audited net asset value of SLCC was RMB128,107,805.05. The audited net profit before (and after) taxation and extraordinary items of SLCC attributable to its equity holders as at 31 December 2008 and 31 December 2007 were RMB52,013,128.45 (RMB38,135,591.70) and RMB48,639,057.71 (RMB29,251,028.26) respectively.

JPKRED is a sino-foreign equity joint venture company incorporated in the PRC in 1993 and its only business is holding the land at Changchun City, Jilin Province, the PRC where the Hotel is constructed. As at the date of the JPKRED Share Transfer Agreement, the registered capital of JPKRED is RMB25,000,000, and Ji Union has contributed RMB2,500,000 as registered capital of JPKRED and advanced shareholder's loan of RMB2,500,000 to JPKRED. JPKRED has no subsidiary. As at 31 December 2008, the audited net asset value of JPKRED is RMB21,611,948.01. The audited net loss before and after taxation and extraordinary items of JPKRED attributable to its equity holders as at 31 December 2008 and 31 December 2007 were RMB235,990.14 and RMB253,323.19 respectively.

Following completion of the Transactions, Kerry Jilin will increase its interest in each of SLCC and JPKRED from 90% to 100% and therefore, SLCC and JPKRED will become direct wholly-owned subsidiaries of Kerry Jilin and will be converted into wholly foreign owned enterprises.

INFORMATION ABOUT SA GROUP AND JI UNION

The SA Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. SA's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and related devices and logos.

Ji Union is a wholly state-owned company incorporated in the PRC with principal activities of investment holding.

IMPLICATIONS UNDER THE LISTING RULES

Immediate prior to the entering into of the SLCC Share Transfer Agreement and the JPKRED Share Transfer Agreement, Ji Union holds 10% interest in each of SLCC and JPKRED and thus, a substantial shareholder of SLCC and JPKRED. Accordingly, Ji Union is a connected person of SA and hence, the Transactions constitute connected transactions for SA under the Listing Rules.

As the applicable aggregate percentage ratios for the Transactions exceed 0.1% but are less than 2.5%, the Transactions are only subject to the reporting and announcement requirements by SA and are exempt from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules. Details of the Transactions will be included in the next published annual report and accounts of SA in accordance with the requirements of the Listing Rules.

DEFINITIONS

"connected person"	has the meaning ascribed to it in the Listing Rules;
"Hong Kong"	Hong Kong Special Administrative Region of the PRC;
"Hotel"	Shangri-La Hotel, Changchun;
"Ji Union"	吉林國聯集團有限公司, a company incorporated in the PRC;
"JPKRED"	Jilin Province Kerry Real Estate Development Ltd (吉林省嘉里房地產發展有限公司), a sino-foreign equity joint venture company incorporated in the PRC;

"JPKRED Share Transfer Agreement"	the share transfer agreement dated 9 December 2009 entered into between Kerry Jilin and Ji Union relating to the transfer of 10% equity interest in JPKRED at a price of RMB7,139,400, and the transfer to Kerry Jilin at face value the shareholder's loan in the amount of RMB2,500,000 advanced by Ji Union to JPKRED;
"Kerry Jilin"	Kerry Jilin (Changchun) Ltd (嘉里吉林(長春)有限公司), a company incorporated in Samoa with limited liability and an indirect wholly-owned subsidiary of SA;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"PRC"	the People's Republic of China;
"RMB"	Renminbi, the lawful currency of the PRC;
"SA"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of the Stock Exchange with secondary listing on the Singapore Exchange Securities Trading Limited;
"SA Directors"	directors of SA;
"SA Group"	SA and its subsidiaries;
"SLCC"	Changchun Shangri-La Hotel Co., Ltd. (長春香格里拉大酒店有限公司), a sino-foreign equity joint venture company incorporated in the PRC;
"SLCC Share Transfer Agreement"	the share transfer agreement dated 9 December 2009 entered into between Kerry Jilin and Ji Union relating to the transfer of 10% equity interest in SLCC at a consideration of RMB38,000,000;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"substantial shareholder"	has the meaning ascribed to it in the Listing Rules;
"Transactions"	the transactions contemplated under the SLCC Share Transfer Agreement and the JPKRED Share Transfer Agreement; and
"%"	per cent.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 9 December 2009

As at the date of this announcement, the SA Directors are Mr Kuok Khoon Ean, Mr Lui Man Shing and Mr Madhu Rama Chandra Rao as Executive Directors; Mr Ho Kian Guan, Mr Kuok Khoon Loong, Edward, Mr Roberto V. Ongpin and Mr Ho Kian Hock (alternate to Mr Ho Kian Guan) as Non-Executive Directors; and Mr Alexander Reid Hamilton, Mr Timothy David Dattels, Mr Wong Kai Man, BBS, JP and Mr Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purpose only*